Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China 200335

Tel: +86 574-62629970

March 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re:	Texxon Holding Limited
Registration Statement on Form F-1
Initially filed on March 25, 2026
File No. 333-294591

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Texxon Holding Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-1 so that it will become effective at 4:00 p.m. Eastern Time on March 31, 2026, or as soon thereafter as practicable.

Very truly yours,

/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Hunter Taubman Fischer & Li LLC